Exhibit 99.1

VisionChina Media Inc. Announces Third Quarter 2013 Results

BEIJING, Nov. 18, 2013 /PRNewswire/ — VisionChina Media Inc. (“VisionChina Media” or the “Company”) (Nasdaq: VISN), one of China’s largest out-of-home digital television advertising networks on mass transportation systems, today announced its unaudited financial results for the quarter ended September 30, 2013.

Key Quarterly Financial and Operating Data for the Third Quarter of 2013

Total revenues in the third quarter of 2013 were $28.5 million, representing a 6.9% increase from $26.7 million in the second quarter of 2013, exceeding the Company’s revenue guidance.

Gross profit in the third quarter of 2013 was $6.9 million compared to gross profit of $4.5 million in the second quarter of 2013.

Operating loss in the third quarter of 2013 was $2.9 million, an improvement of 43.5% from a loss of $5.2 million in the second quarter of 2013.

Net loss attributable to VisionChina Media shareholders (“GAAP net loss”) in the third quarter of 2013 was $3.7 million, an improvement of 36.6% from a GAAP net loss of $5.8 million in the second quarter of 2013.

In the third quarter of 2013, the Company’s non-GAAP financial measure, net loss attributable to VisionChina Media shareholders, which excludes share-based compensation expenses, was $3.5 million, better than the Company’s guidance regarding non-GAAP net loss of 4.0 million.

Both basic and diluted net loss per American depositary share (“ADS[1]”) attributable to VisionChina Media shareholders in the third quarter of 2013 was $0.73 (one ADS represents 20 ordinary shares).

The Company had cash and cash equivalents of $35.7 million as of September 30, 2013. Net cash used in operating activities was $2.3 million in the third quarter of 2013.

Total broadcasting hours in the Company’s network in the third quarter of 2013 were 39,930 hours, compared to 39,495 hours in the second quarter of 2013.

As of September 30, 2013, the Company’s network covered 19 cities secured either by exclusive agency agreements or joint venture contracts, and included 110,383 digital displays on mass transit systems.

Average advertising revenue per broadcasting hour in the Company’s network in the third quarter of 2013 was $687, an increase of 3.3% compared to $665 in the second quarter of 2013.

The Company sold an average of 7.95 advertising minutes per broadcasting hour in its network in the third quarter of 2013, an increase of 11.5% compared to 7.13 minutes in the second quarter of 2013.

Mr. Limin Li, VisionChina Media’s chairman and chief executive officer, commented, “In the third quarter of 2013, we saw signs of overall improvement in our operating efficiency and a positive trend in our gross margin thanks in part to our diligent efforts in promotional marketing campaigns and programming creativity. While advertising spending by fast-moving consumer brands again accounted for a significant portion of our revenue, mobile internet game advertisers have shown increased momentum in using our networks to reach their target audiences. We will continue to strengthen our brand recognition among mainstream advertisers and increase our penetration into new types of internet based businesses to seize incremental revenue opportunities. We are increasingly confident that our business will show a healthy recovery in terms of our bottom line for the remainder of 2013 and into next year.”

Stanley Wang, VisionChina Media’s chief financial officer, added, “We were delighted to see a very positive trend with respect to the Company’s gross margin in the third quarter, which demonstrates our strong operating leverage. Given our outlook for increased advertising revenue in the fourth quarter, along with our ongoing cost-control efforts, we believe our operating efficiency will continue to improve.”

Third Quarter 2013 Results

VisionChina Media’s total revenues were $28.5 million in the third quarter of 2013, representing a decrease of 14.0% from $33.2 million in the third quarter of 2012 and an increase of 6.9% from $26.7 million in the second quarter of 2013.

Total broadcasting hours in the third quarter of 2013 were 39,930 hours, compared to 40,963 hours in the third quarter of 2012 and 39,495 hours in the second quarter of 2013.

Average advertising revenue per broadcasting hour was $687 in the third quarter of 2013, compared to $748 in the third quarter of 2012 and $665 in the second quarter of 2013.

In the third quarter of 2013, the Company sold a total of 305,926 advertising minutes across its network, compared to 299,510 advertising minutes in the third quarter of 2012 and 271,118 advertising minutes in the second quarter of 2013.

The Company sold an average of 7.95 advertising minutes per broadcasting hour in the third quarter of 2013, compared to 7.31 advertising minutes per broadcasting hour in the third quarter of 2012 and 7.13 advertising minutes per broadcasting hour in the second quarter of 2013.

During the third quarter of 2013, 463 advertisers purchased advertising time on the Company’s advertising network, either directly or through advertising agents, compared to 577 advertisers in the third quarter of 2012 and 416 advertisers in the second quarter of 2013.

Media cost, the most significant component of advertising service cost, was $17.5 million in the third quarter of 2013, representing 81.1% of total advertising service cost, compared to $23.1 million, or 77.8% of total advertising service cost, in the third quarter of 2012, and $17.9 million, or 80.7% of total advertising service cost, in the second quarter of 2013.

Gross profit in the third quarter of 2013 was $6.9 million, compared to gross profit of $3.4 million in the third quarter of 2012 and gross profit of $4.5 million in the second quarter of 2013.

Advertising service gross margin was 23.4% in the third quarter of 2013, compared to gross margin of 9.8% in the third quarter of 2012 and gross margin of 16.8% in the second quarter of 2013.

Selling and marketing expenses were $7.1 million in the third quarter of 2013, representing a decrease of 27.7% from $9.9 million in the third quarter of 2012 and a decrease of 5.3% from $7.5 million in the second quarter of 2013. Selling and marketing expenses accounted for 25.3% of the Company’s advertising service revenue in the third quarter of 2013, compared to 30.0% in the third quarter of 2012 and 28.3% in the second quarter of 2013. The sequential decrease in selling and marketing expenses was primarily a result of the Company’s cost control efforts.

General and administrative expenses were $2.5 million in the third quarter of 2013, representing a decrease of 48.5% from $4.9 million in the third quarter of 2012 and an increase of 19.2% from $2.1 million in the second quarter of 2013.

The Company recorded no additional contingent loss in connection to the litigation with the selling shareholders and former management of Digital Media Group Company Limited (“Digital Media Group”) in the third quarter of 2013, compared to contingent losses of $1.4 million and $0.6 million in the third quarter of 2012 and the second quarter of 2013, respectively. As of September 30, 2013, the Company had a cumulative provision for losses in connection to this litigation of $11.8 million according to the decision of the New York State Supreme Court dated June 25, 2013. The Company is currently in settlement discussions with the selling shareholders of Digital Media Group.

Share of losses from equity method investments amounted to $0.4 million in the third quarter of 2013, compared to share of profits of $0.2 million in the third quarter of 2012 and share of profits of $0.3 million in the second quarter of 2013.

Operating loss was $2.9 million in the third quarter of 2013, compared to operating loss of $12.6 million in the third quarter of 2012 and operating loss of $5.2 million in the second quarter of 2013.

The Company recorded net interest expense of $0.2 million in the third quarter of 2013, compared to net interest expense of $0.8 million in the third quarter of 2012 and net interest expense of $0.4 million in the second quarter of 2013.

The Company recorded income tax expense of $0.05 million in the third quarter of 2013, compared to income tax expense of $0.9 million in the third quarter of 2012 and income tax expense of $0.07 million in the second quarter of 2013.

Net loss attributable to VisionChina Media shareholders (GAAP) was $3.7 million in the third quarter of 2013, compared to net loss attributable to VisionChina Media shareholders of $14.3 million in the third quarter of 2012 and net loss attributable to VisionChina Media shareholders of $5.8 million in the second quarter of 2013.

Both basic and diluted net loss per ADS (GAAP) was $0.73 in the third quarter of 2013.

The Company’s non-GAAP financial measure, net loss attributable to VisionChina Media shareholders, which excludes share-based compensation expenses and provision for contingent loss in connection with litigation, was $3.5 million in the third quarter of 2013, compared to non-GAAP net loss of $12.7 million in the third quarter of 2012 and non-GAAP net loss of $5.1 million in the second quarter of 2013.

As of September 30, 2013, the Company had 110,383 digital television displays in its network, compared to 107,821 as of September 30, 2012 and 111,063 as of June 30, 2013.

As of September 30, 2013, the Company had 666 employees, compared to 763 employees as of September 30, 2012 and 700 employees as of June 30, 2013.

As of September 30, 2013, the Company had cash and cash equivalents of $35.7 million, compared to $39.6 million as of June 30, 2013. The Company’s net cash used in operating activities was $2.3 million in the third quarter of 2013, compared to net cash used in operating activities of $7.1 million in the second quarter of 2013.

Depreciation and amortization was $1.0 million and capital expenditures were $0.7 million in the third quarter of 2013.

Business Outlook

The Company estimates its advertising service revenue in the fourth quarter of 2013 will be in the range from $30.0 million to $31.5 million, excluding 6% Value Added Tax, representing year-over-year growth of 17.6% to 20.7% or quarter-over-quarter growth of 6.5% to 11.8%.

These estimates are based on an exchange rate of RMB 6.1364 per $1.00.

The Company notes that its guidance is based on its current network that, as of the date of this press release, has already been secured by exclusive agency agreements or joint venture contract, and is based on management’s current assessment of the possible outcome of settlement discussion with the selling shareholders and former management of Digital Media Group. If the number of cities in the Company’s network expands or contracts, or if there is any progress in the settlement discussion that affects management’s assessment of the possible outcome, management’s forecast could be affected.

Conference Call

VisionChina Media’s management will hold an earnings conference call at 8:00 p.m. U.S. Eastern Time on November 18, 2013 (9:00 a.m. Beijing/Hong Kong Time on November 19, 2013).

Dial-in details for the earnings conference call are as follows:

U.S. Toll Free: +1-866-519-4004
U.S. Toll: +1-845-675-0437
Hong Kong Toll: +852-2475-0994
International Toll: +65-6723-9381
Passcode for all regions: VisionChina

A replay of the conference call may be accessed by phone at the following numbers until November 26, 2013.

U.S. Toll Free: +1-855-452-5696
U.S. Toll: +1-646-254-3697
International Toll: +61-2-8199-0299
Conference ID: 98826197

Additionally, a live and archived webcast of this conference call will be available on the investor relations section of VisionChina Media’s website at http://www.visionchina.cn.

About VisionChina Media Inc.

VisionChina Media Inc. (Nasdaq: VISN) operates an out-of-home advertising network on mass transportation systems, including buses and subways. As of September 30, 2013, VisionChina Media’s advertising network included 110,383 digital television displays on mass transportation systems in 19 of China’s economically prosperous cities, including Beijing, Guangzhou and Shenzhen, as secured by exclusive agency agreements or joint venture contract. VisionChina Media has the ability to deliver real-time, location-specific broadcasting, including news, stock quotes, weather and traffic reports, and other entertainment programming. For more information, please visit http://www.visionchina.cn.

Use of Non-GAAP Financial Measures

In addition to VisionChina Media’s consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including net income/(loss) excluding non-cash share-based compensation expenses, amortization of intangible assets, contingent loss in connection with a litigation. The Company believes that the non-GAAP financial measures provide investors with another method for assessing VisionChina Media’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of VisionChina Media’s liquidity and when planning and forecasting future periods. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, the quotations from management in this press release contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 and its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Ms. Shuning Yi
Investor Relations Department
VisionChina Media Inc.
Tel: +86-134-2090-9426
E-mail: shuning.yi@visionchina.cn

Mr. Colin Wang
Investor Relations Director
VisionChina Media Inc.
Tel: +86 135-1001-0107
Email: colin.wang@visionchina.cn

In the United States:

Mr. Justin Knapp
Ogilvy Financial, U.S.
Tel: +1-616-551-9714
E-mail: visn@ogilvy.com

[1]	ADS amounts adjusted for a change in the ratio of the Company’s American depositary shares to ordinary shares from 1:1 to 1:20, effective as of December 12, 2012.

VISIONCHINA MEDIA INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousand U.S. dollars)

	September 30, 2013	June 30, 2013	December 31, 2012
	(Unaudited)	(Unaudited)	(Note 1)
ASSETS
Current Assets:
Cash and cash equivalents	35,659	39,631	29,012
Restricted cash	15,353	15,019	14,533
Accounts receivable, net	36,609	37,177	36,743
Amounts due from related parties	1,642	1,412	2,105
Prepaid expenses and other current assets	20,973	22,669	26,808
Total current assets	110,236	115,908	109,201
Non-current Assets:
Fixed assets, net	8,713	9,523	10,782
Intangible assets	341	351	367
Investments under equity method	7,764	7,953	7,305
Other investments	3,127	3,108	3,045
Long-term prepayments and deposits	19,355	18,637	17,536
Restricted cash	815	1,138	1,115
Deferred tax assets	335	374	444
Total non-current assets	40,450	41,084	40,594
TOTAL ASSETS	150,686	156,992	149,795
LIABILITIES AND EQUITY
Current Liabilities:
Short-term bank loans	31,240	33,483	8,998
Accounts payable	4,946	4,817	7,744
Amounts due to related parties	1,364	1,892	1,829
Consideration payable	75,800	75,800	64,000
Income tax payable	5	21	24
Accrued expenses and other current liabilities	16,581	18,313	26,210
Total current liabilities	129,936	134,326	108,805
Non-current Liabilities:
Other non-current liabilities	2,166	997	977
Total non-current liabilities	2,166	997	977
Total liabilities	132,102	135,323	109,782
Equity:
Common shares	10	10	10
Additional paid-in capital	343,201	343,027	342,671
Accumulated deficit	(364,235)	(360,533)	(340,138)
Accumulated other comprehensive income	39,578	39,114	37,371
Total VisionChina Media Inc. shareholders’ equity	18,554	21,618	39,914
Noncontrolling interest	30	51	99
Total equity	18,584	21,669	40,013
TOTAL LIABILITIES AND EQUITY	150,686	156,992	149,795

Note 1: Information extracted from the audited consolidated financial statements included in the Company’s 2012 annual report on Form 20-F filed with the Securities and Exchange Commission on May 30, 2013 and rounded to thousand of U.S. dollars.

VISIONCHINA MEDIA INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousand U.S. Dollars, except number of shares and per share data)

	For three months ended
	September 30, 2013	June 30, 2013	September 30, 2012
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Advertising service revenue	28,175	26,627	32,957
Other revenue	345	49	221
Total revenues	28,520	26,676	33,178
Cost of revenues:
Advertising service cost	(21,579)	(22,154)	(29,729)
Other cost	(17)	(6)	(56)
Total cost of revenues	(21,596)	(22,160)	(29,785)
Gross profit/(loss)	6,924	4,516	3,393
Operating expenses:
Selling and marketing expenses	(7,136)	(7,536)	(9,875)
General and administrative expenses	(2,517)	(2,111)	(4,892)
Contingent loss in connection with a litigation	—	(612)	(1,411)
Total operating expenses	(9,653)	(10,259)	(16,178)
Share of profits/(loss) from equity method investees	(395)	329	213
Government grant	179	161	—
Dividend income from cost method investments	—	44	—
Operating loss	(2,945)	(5,209)	(12,572)
Interest income	122	131	210
Interest expense	(292)	(529)	(1,028)
Other expenses	(556)	(186)	(92)
Net loss before income taxes	(3,671)	(5,793)	(13,482)
Income tax expenses	(52)	(70)	(860)
Net loss	(3,723)	(5,863)	(14,342)
Net loss attributable to noncontrolling interest	21	22	29
Net loss attributable to VisionChina Media Inc. shareholders	(3,702)	(5,841)	(14,313)
Net loss per share:
Basic	(0.04)	(0.06)	(0.14)
Diluted	(0.04)	(0.06)	(0.14)
Net loss per ADS (1):
Basic	(0.73)	(1.15)	(2.82)
Diluted	(0.73)	(1.15)	(2.82)
Weighted average number of shares used in computation of net loss per share:
Basic	101,366,632	101,366,632	101,372,240
Diluted	101,366,632	101,366,632	101,372,240
Weighted average number of ADS used in computation of net loss per ADS:
Basic	5,068,332	5,068,332	5,068,612
Diluted	5,068,332	5,068,332	5,068,612
Share-based compensation expenses during the related periods included in:
Cost of revenues	(13)	(13)	(13)
Selling and marketing expenses	(91)	(93)	(96)
General and administrative expenses	(70)	(72)	(53)
Total	(174)	(178)	(162)
Reconciliation from GAAP net loss income attributable to VisionChina Media Inc. shareholders to Adjusted Non-GAAP net loss attributable to VisionChina Media Inc. shareholders:
Net loss attributable to VisionChina Media Inc. shareholders (GAAP)	(3,702)	(5,841)	(14,313)
Add back share-based compensation expenses	174	178	162
Add back contingent loss in connection with a litigation	—	612	1,411
Net loss attributable to VisionChina Media Inc. shareholders (Non-GAAP)	(3,528)	(5,051)	(12,740)

Note 1: ADS amounts adjusted for a change in the ratio of the Company’s American Depositary Shares (“ADSs”) to ordinary shares (“Shares”) from 1:1 to 1:20 (“Ratio Change”), effective as of December 12, 2012.